Exhibit 17.1

Langhorne A. Motley

1325 Windy Hill Road

McLean VA, 22102

August 16, 2006

Ms Therese Hathaway

Secretary

Telos Corporation

19886 Ashburn Road

Ashburn VA 20147-2358

Dear Ms Hathaway:

I hereby resign from the Board of Directors and Proxy Board of the Telos Corporation effective August 16.

A recent medical incident coupled with an incredibly increased, complex, contentious, and sometimes stress inducing workload related to Telos business with the prospects of this increasing makes it impossible for me in the future to attend to board duties in a proper manner.

I wish the enterprise, and especially the employees, well.

Sincerely,

LAM

Cc	Ms Othelia Rice
Mr. John Porter
Mr. John Wood